

RSW R2W

T10S

No.4789
No.6795
No.3968
No.3215
No.243
No.5347
No.305
No.3276
No.4306
No.6796
No.226
No.3277
No.4101
No.4552 No.458
No.4620 No.4556
No.307
No.553
No.3275
No.6622 No.4448
No.5267 No.3283
4302,03,04

usgs 7.5' Quads:
Tintic Junction, UT; Eureka, UT

0   1,000   2,000   4,000
▬▬▬▬▬▬▬▬▬▬▬▬ Feet

 Claims

N / W–E / S (compass rose)

Figure 3

VALLEY HIGH MINING COMPANY
NORTH BECK JOINT VENTURE PROPERTY

LAND OWNERSHIP
Scale: 1"=2000'

January, 2006

Map by:
NORTH AMERICAN EXPLORATION, INC.
447 North 300 West, Suite 3, Kaysville, UT 84037
(801) 544-3421